UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Lehigh Gas Partners LP

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

524814 100

(CUSIP Number)

Richard A. Silfen

Duane Morris LLP

30 S. 17th Street

Philadelphia, Pennsylvania 19103

(215) 979-1000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 30, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 524814 100

1.	Names of Reporting Persons. Joseph V. Topper, Jr.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds AF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 625,000*

	8.	Shared Voting Power 0†

	9.	Sole Dispositive Power 625,000*

	10.	Shared Dispositive Power 0†

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 625,000*†

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 8.3%††

14.	Type of Reporting Person IN, HC

*              Does not include 7,251,112 subordinated units representing limited partner interests in Lehigh Gas Partners LP.  The subordinated units may be converted into common units on a one-for-one basis upon the termination of the subordination period under certain circumstances as set forth in the First Amended and Restated Agreement of Limited Partnership of Lehigh Gas Partners LP, which is incorporated herein by reference to Exhibit 3.1 to the Lehigh Gas Partners LP’s Current Report on Form 8-K (File No. 001-35711) filed with the Securities and Exchange Commission (the “Commission”) on October 30, 2012.

†              Does not include 68,909 subordinated units representing limited partner interests in Lehigh Gas Partners LP held by Maureen Topper, Mr. Topper’s wife, that Mr. Topper may be deemed to beneficially own.  The subordinated units may be converted into common units on a one-for-one basis upon the termination of the subordination period under certain circumstances as set forth in the First Amended and Restated Agreement of Limited Partnership of Lehigh Gas Partners LP, which is incorporated herein by reference to Exhibit 3.1 to the Lehigh Gas Partners LP’s Current Report on Form 8-K (File No. 001-35711) filed with the Commission on October 30, 2012.

††           Based on a total of 7,525,000 common units outstanding as of the date hereof.

CUSIP No. 524814 100

1.	Names of Reporting Persons. Energy Realty Partners, LLC

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 597,933*

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 597,933*

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 597,933*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 7.9%**

14.	Type of Reporting Person CO

*              Does not include 1,528,767 subordinated units representing limited partner interests in Lehigh Gas Partners LP.  The subordinated units may be converted into common units on a one-for-one basis upon the termination of the subordination period under certain circumstances as set forth in the First Amended and Restated Agreement of Limited Partnership of Lehigh Gas Partners LP, which is incorporated herein by reference to Exhibit 3.1 to the Lehigh Gas Partners LP’s Current Report on Form 8-K (File No. 001-35711) filed with the Commission on October 30, 2012.

**           Based on a total of 7,525,000 common units outstanding as of the date hereof.

CUSIP No. 524814 100

SCHEDULE 13D

Joseph V. Topper, Jr. and Energy Realty Partners, LLC (together, the “Reporting Persons”) are hereby jointly filing this Schedule 13D (this “Statement”) because, due to certain affiliates and relationships among the Reporting Persons, such Reporting Persons may be deemed to beneficially own some or all of the same securities directly or indirectly acquired from Lehigh Gas Partners LP (the “Partnership”) by one or more of the Reporting Persons. In accordance with Rule 13d-1(k)(1)(iii) promulgated pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Reporting Persons have executed a written agreement relating to the joint filing of this Schedule 13D (the “Joint Filing Agreement”), a copy of which is annexed hereto as Exhibit A.

Item 1.         Security and Issuer

This Statement is being filed with respect to the common units representing limited partner interests (“Common Units”) of the Partnership. The address of the principal executive offices of the Partnership is 702 West Hamilton Street, Suite 203, Allentown, Pennsylvania 18101.

Item 2.         Identity and Background

(a)  This Schedule 13D is filed by:

(i) Joseph V. Topper, Jr.; and

(ii) Energy Realty Partners, LLC (“Energy Realty”).

Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Schedule 13D. Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this Schedule 13D held by any other person.

(b) The business address for both of the Reporting Persons is 702 West Hamilton Street, Suite 203, Allentown, Pennsylvania 18101.

(c)           (i)            Mr. Topper is the Chief Executive Officer and Chairman of the Board of Directors of Lehigh Gas GP LLC (the “General Partner”), the general partner of the Partnership.  In addition, Mr. Topper is the holder of a controlling interest in the General Partner.

(ii)           Energy Realty’s primary business activity is holding ownership interests in entities that own and lease gas stations, truck stops and toll road plazas.

(d)  None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Mr. Topper is a citizen of the United States of America.

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the executive officers, board of directors and each person controlling the Reporting Persons, as applicable, is required by Items 2-6 of Schedule 13D.  Mr. Topper is the sole manager and sole controlling person of Energy Realty, and therefore no additional information is provided for the officers, board of directors and controlling persons of Energy Realty for Items 2-6, in accordance with General Instruction C to Schedule 13D.

CUSIP No. 524814 100

Item 3.         Source and Amount of Funds or Other Consideration

On October 30, 2012, in connection with the closing of the Partnership’s initial public offering (the “IPO”), the following transactions, among others, occurred pursuant to the Merger, Contribution, Conveyance and Assumption Agreement by and among the Partnership, the General Partner, Lehigh Gas Corporation (“LGC”), Lehigh Gas Wholesale LLC (“LG LLC”), Lehigh Gas Wholesale Services, Inc. (“LGW”), LGP Realty Holdings GP LLC (“LGP Realty GP”), LGP Realty Holdings LP (“LGP Realty”), the Contributed Entities (as defined below), Lehigh Gas — Ohio, LLC (“LGO”), Lehigh Gas Ohio II, LLC (“LGO Distributee”), Kwik Pik — Ohio Holdings, LLC (“KPO”), Kimber Petroleum Corporation (“KPC”), Kwik Pik — PA, LLC (“KPP”), Lehigh Kimber Realty II, LLC, Energy Realty OP II LP, EROP — Ohio Holdings II, LLC, Kwik Pik Realty — Ohio Holdings II, LLC, John B. Reilly, III (“Reilly”) and Mr. Topper (the “Contribution Agreement”):

•                  each of Lehigh Kimber Realty, LLC, Energy Realty OP LP, EROP — Ohio Holdings, LLC, and Kwik Pik Realty — Ohio Holdings, LLC (collectively, the “Contributed Entities”) merged with and into LGP Realty, with LGP Realty being the surviving entity and with the separate existence of each of these entities ceasing;

•                  each of LGC, KPC, KPO, KPP, LGO Distributee and Mr. Topper contributed and assigned certain assets and liabilities to the Partnership and/or its subsidiaries; and

•                  in consideration of the Contributed Entities and the contribution and assignment of certain assets and liabilities to the Partnership, the Partnership issued and/or distributed:  (i) to Mr. Topper and entities controlled by him 625,000 Common Units and 7,251,112 subordinated units representing limited partner interests (“Subordinated Units” and, collectively with the Common Units, the “Units”), of which the Partnership issued and/or distributed directly to Energy Realty, in consideration for its ownership interest in a Contributed Entity, 597,933 Common Units and 1,528,767 Subordinated Units and to Maureen Topper, Mr. Topper’s spouse, 68,909 Subordinated Units; (ii) to a trust of which Reilly is a trustee 204,979 Subordinated Units, (iii) to the General Partner all of the incentive distribution rights of the Partnership; (iv) to entities controlled by Mr. Topper $20.0 million cash; (v) to entities owned by adult children of Warren S. Kimber, Jr., a director of the General Partner, $13.0 million cash as consideration for the cancellation of mandatorily redeemable preferred equity of a Contributed Entity, plus accrued but unpaid dividends of $0.5 million; and (vi) the right to receive either up to an additional 900,000 Common Units if the underwriters do not exercise their over-allotment option (the “Option”) pursuant to the Underwriting Agreement (as defined below), a cash distribution of the proceeds if the underwriters exercise the Option, or a combination thereof.

Upon the termination of the subordination period as set forth in the Partnership’s First Amended and Restated Agreement of Limited Partnership (the “Partnership Agreement”), the Subordinated Units are convertible into Common Units on a one-for-one basis.

Item 4.         Purpose of Transaction

The Reporting Persons acquired the Units and incentive distribution rights disclosed herein solely for investment purposes as partial consideration for the assets and operations contributed by the Reporting Persons or their affiliates to the Partnership in connection with the Partnership’s IPO. The Reporting Persons may make additional purchases of Common Units or other securities of the Partnership either in the open market or in private transactions depending on the Reporting Person’s business, prospects and financial condition, the market for the Common Units or other securities, general economic conditions, stock market conditions and other future developments.

The following describes plans or proposals that the Reporting Persons may have with respect to the matters set forth in Item 4(a)-(j) of Schedule 13D:

(a)           The Subordinated Units owned of record by the Reporting Persons are convertible into Common Units on a one-for-one basis upon the termination of the subordination period as set forth in the Partnership Agreement. The Partnership may grant restricted units, unit options, performance awards, phantom units, unit awards, unit appreciation rights, distribution equivalent rights and other unit-based award to employees and directors of the General Partner and its affiliates pursuant to the Partnership’s Long-Term Incentive Plan adopted by the General Partner. The Partnership may acquire Common Units to issue pursuant to the Long-Term Incentive Plan on the open market, directly from the Partnership, from other Reporting Persons, or otherwise.  The Partnership will conduct an audit of the assets and liabilities acquired by the Partnership pursuant to the Contribution Agreement.  The results of such audit may require an adjustment to the number of Common Units and/or Subordinated Units received, directly or indirectly, by the Reporting Persons pursuant to the Contribution Agreement. Mr. Topper has entered into a letter agreement (the “Letter Agreement”) with KeyBank National Association whereby if the Partnership

CUSIP No. 524814 100

maintains a dividend reinvestment plan or similar plan (the “DRIP”), Mr. Topper is required, under certain circumstances, to reinvest an amount not less than 80% of dividends or other distributions in respect of the Partnership’s securities owned by Mr. Topper, net of any actual income tax liability of Mr. Topper based on income of the Partnership allocated to Mr. Topper, in the DRIP.

(b)           None.

(c)           None.

(d)           The General Partner has sole responsibility for conducting the Partnership’s business and for managing its operations. Neither the General Partner nor its board of directors will be elected by the Partnership’s unitholders. As the controlling interest holder of the General Partner’s sole member, LGC, Mr. Topper has the ability to elect the General Partner’s entire board of directors.

(e)           Mr. Topper, as the holder of a controlling interest in the General Partner, may cause the Partnership to change its dividend policy or its capitalization, through the issuance of debt or equity securities, from time to time in the future.

(f)            None.

(g)           None.

(h)           None.

(i)            None.

(j)            Except as described in this Item 4, the Reporting Persons do not have, as of the date of this Schedule 13D, any plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (i) of Item 4 of Schedule 13D. The Reporting Persons may change their plans or proposals in the future. In determining from time to time whether to sell the Common Units reported as beneficially owned in this Schedule 13D (or other securities of the Partnership) and in what amounts or to retain such securities, the Reporting Persons will take into consideration such factors as they deem relevant, including the business and prospects of the Partnership, anticipated future developments concerning the Partnership, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters, and other opportunities available to the Reporting Persons. The Reporting Persons reserve the right to acquire additional securities of the Partnership in the open market, in privately negotiated transactions (which may be with the Partnership or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Partnership or to change their intention with respect to any or all of the matters referred to in this Item 4.

Item 5.         Interest in Securities of the Issuer

(a)-(b) The aggregate number and percentage of Common Units beneficially owned by the Reporting Persons (on the basis of a total of 7,525,000 Units issued and outstanding as of the date hereof) are as follows (the following does not include subordinated units disclosed in Item 3 that may be converted into common units on a one-for-one basis):

Mr. Topper

(a)                                Amount beneficially owned: 625,000 Common Units                                                                Percentage:  8.3%

(b)                                Number of shares to which the Reporting Person has:

i.              Sole power to vote or to direct the vote: 625,000 Common Units

ii.             Shared power to vote or to direct the vote: 0 Common Units

iii.            Sole power to dispose or to direct the disposition of: 625,000 Common Units

iv.            Shared power to dispose or to direct the disposition of: 0 Common Units

Energy Realty

(a)                                Amount beneficially owned: 597,933 Common Units                                                                Percentage:  7.9%

(b)                                Number of shares to which the Reporting Person has:

i.              Sole power to vote or to direct the vote: 597,933 Common Units

ii.             Shared power to vote or to direct the vote: 0 Common Units

CUSIP No. 524814 100

iii.            Sole power to dispose or to direct the disposition of: 597,933 Common Units

iv.            Shared power to dispose or to direct the disposition of: 0 Common Units

(c) Except as described in Item 3 above or elsewhere in this Schedule 13D, neither of the Reporting Persons has effected any transactions in the Common Units during the past 60 days.

(d) The Reporting Persons have the right to receive distributions from, and the proceeds from the sale of, the respective Common Units reported by such persons on the cover pages of this Schedule 13D and in this Item 5. Except for the foregoing and the cash distribution described in Item 6 below, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, Common Units beneficially owned by the Reporting Persons.

(e)  Not applicable.

Item 6.         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information provided or incorporated by reference in Item 3 and Item 4 is hereby incorporated by reference herein.

Partnership Agreement

The General Partner, as the sole general partner of the Partnership, and LGC, as a limited partner of the Partnership, and all other limited partners of the Partnership are party to the Partnership Agreement.

Cash Distributions

The Partnership’s initial cash distribution policy is to pay cash distributions at an initial distribution rate of $0.4375 per common unit per quarter ($1.75 per common unit on an annualized basis) to the extent the Partnership has sufficient cash from operations after the establishment of reserves, cash needed for maintenance capital expenditures, accrued but unpaid expenses, including management fees, reimbursement of expenses incurred by the General Partner, debt service and other contractual obligations and reserves for future operating and capital needs or for future distributions to unitholders. The Partnership calls this quarterly distribution amount the “minimum quarterly distribution,” and the Partnership’s ability to pay it is subject to various restrictions and other factors. The Partnership will adjust the minimum quarterly distribution for the period from the closing of the IPO through December 31, 2012, based on the actual length of that period.

If the Partnership makes a distribution from operating surplus for any quarter during the subordination period, the Partnership Agreement requires that the Partnership make the distribution in the following manner:

•                  first, 100.0% to the common unitholders, pro rata, until the Partnership distributes for each common unit an amount equal to the minimum quarterly distribution for that quarter and any arrearages in payment of the minimum quarterly distribution for prior quarters;

•                  second, 100.0% to the subordinated unitholders, pro rata, until the Partnership distributes for each subordinated unit an amount equal to the minimum quarterly distribution for that quarter; and

•                  third, to all unitholders, pro rata, until each unit has received a distribution of $0.5031.

If cash distributions to the unitholders exceed $0.5031 per common and subordinated unit in any quarter, the General Partner will receive increasing percentages, up to 50.0%, of the cash the Partnership distributes in excess of that amount. These distributions are referred to as incentive distributions.

Conversion of Subordinated Units

The principal difference between the Common Units and Subordinated Units is that in any quarter during the subordination period, holders of the Subordinated Units are not entitled to receive any distribution until the Common Units have received the minimum quarterly distribution plus any arrearages in the payment of the minimum quarterly distribution from prior quarters. The Subordinated Units will not accrue arrearages.

The subordination period will end on the first business day after the Partnership has earned and paid at least (1) $1.75 (the minimum quarterly distribution on an annualized basis) on each outstanding common and subordinated unit for each of three consecutive, non-overlapping four-quarter periods ending on or after December, 2015 or (2) $2.625 (150% of the annualized minimum quarterly distribution) on each outstanding common and subordinated unit and the related distributions on the incentive distribution rights for a four-quarter period ending on or after December 31, 2013, in each case provided there are no arrearages on

CUSIP No. 524814 100

our Common Units at that time. The subordination period also will end upon the removal of the General Partner other than for cause if no Subordinated Units or Common Units held by the holder(s) of Subordinated Units or their affiliates are voted in favor of that removal.  When the subordination period ends, all Subordinated Units will convert into Common Units on a one-for-one basis, and thereafter no Common Units will be entitled to arrearages.

Issuance of Additional Units

The Partnership Agreement authorizes the Partnership to issue an unlimited number of Units on terms determined by the General Partner without unitholder approval.

Limited Voting Rights

The General Partner controls the Partnership and the unitholders have only limited voting rights. Unitholders have no right to appoint the General Partner or its directors. The General Partner may not be removed, except by a vote of the holders of at least 66 2/3% of the Partnership’s Units, including Units owned by the General Partner and its affiliates. Because LGC owns 100% of the interests in the General Partner, it has the ability to prevent the General Partner’s involuntary removal.

Limited Call Right

If at any time the General Partner and its affiliates own more than 80% of the outstanding Common Units, the General Partner has the right, but not the obligation, to purchase all of the remaining Common Units at a purchase price equal to the greater of (1) the average of the daily closing price of the Common Units over the 20 trading days preceding the date three days before notice of exercise of the call right is first mailed and (2) the highest per-unit price paid by the General Partner or any of its affiliates for Common Units during the 90-day period preceding the date such notice is first mailed.

Registration Rights

The Partnership has agreed to register for resale under the Securities Act and applicable state securities laws any Common Units, Subordinated Units or other limited partner interests proposed to be sold by the General Partner or any of its affiliates or their assignees if an exemption from the registration requirements is not otherwise available. These registration rights continue for two years following any withdrawal or removal of the General Partner. The Partnership is obligated to pay all expenses incidental to the registration, excluding underwriting discounts.

References to, and descriptions of, the Partnership Agreement as set forth in this Item 6 are qualified in their entirety by reference to the Partnership Agreement filed as Exhibit 3.1 to the Partnership’s Current Report on Form 8-K (File No. 001-35711) filed with the Commission on October 30, 2012, which is incorporated in its entirety in this Item 6.

General Partner’s Limited Liability Company Agreement

Under the General Partner’s LLC Agreement, LGC has the right to elect the members of the board of directors of the General Partner.

The Underwriting Agreement

In connection with the Underwriting Agreement, by and among the Partnership, the General Partner, Lehigh Gas Corporation, Mr. Topper, LG LLC, LGW, LGP Realty GP, LGP Realty, LGO, LGO Distributee, KPO, KPC, KPP (collectively, the “Lehigh Gas Parties”) and Raymond James & Associates, Inc., as representative of the several underwriters named therein, the Lehigh Gas Parties and the executive officers and directors of the General Partner have agreed not to sell any Common Units they beneficially own for a period of 180 days from the date of the Underwriting Agreement. References to, and descriptions of, the Underwriting Agreement as set forth in this Item 6 are qualified in their entirety by reference to the Underwriting Agreement filed as Exhibit 1.1 to the Partnership’s Current Report on Form 8-K (File No. 001-35711) filed with the Commission on October 30, 2012, which is incorporated in its entirety in this Item 6.

Registration Rights Agreement

In connection with the IPO, the Partnership entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with Topper, Reilly, LGC, KPC and KPO.  Pursuant to the Registration Rights Agreement, the Partnership will be required to file a registration statement to register any Common Units and Subordinated Units issued pursuant to the Contribution Agreement as well as the Common Units issuable upon the conversion of Subordinated Units, upon request of the holders of such units.  In addition, the Registration Rights Agreement gives the holders of such units piggyback registration rights under certain circumstances.  The Registration Rights Agreement also includes provisions dealing with indemnification and contribution and allocation of expenses.  These registration rights are transferable to affiliates of the other parties to the agreement and, in certain

CUSIP No. 524814 100

circumstances, to third parties.  References to, and descriptions of, the Registration Rights Agreement as set forth in this Item 6 are qualified in their entirety by reference to the Registration Rights Agreement filed as Exhibit 10.3 to the Partnership’s Current Report on Form 8-K (File No. 001-35711) filed with the Commission on October 30, 2012, which is incorporated in its entirety in this Item 6.

Letter Agreement

In addition to the matters disclosed in Item 4 regarding the Letter Agreement, in the event that a DRIP does not exist, investments under a DRIP are suspended, or a DRIP is otherwise unavailable to Mr. Topper, at the time of any requirement to reinvest dividends or other distributions, Mr. Topper is required to deposit an amount equal to the amount of the reinvestment requirement into a deposit or securities account located at a branch of KeyBank National Association (each such account, a “Blocked Account” and, collectively, the “Blocked Accounts”). Mr. Topper is permitted to withdraw any interest, earnings or other profits from the proceeds of such investments and, except in certain circumstances, is not permitted to withdraw any principal deposited in any Blocked Account. Notwithstanding anything in the Letter Agreement to the contrary, Mr. Topper is not required to make any required reinvestment or any deposit contemplated in the Letter Agreement, to the extent the aggregate amount already invested by Mr. Topper in the DRIP and/or on deposit in all Blocked Accounts is at least $8,000,000. References to, and descriptions of, the Letter Agreement as set forth in this Item 6 are qualified in their entirety by reference to the Letter Agreement filed as Exhibit F hereto, which is incorporated in its entirety in this Item 6.

To the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Partnership.

Item 7.         Material to be Filed as Exhibits

Exhibit A                                             Joint Filing Agreement (filed herewith).

Exhibit B                                             First Amended and Restated Agreement of Limited Partnership of Lehigh Partners LP (attached as Exhibit 3.1 to the Partnership’s Current Report on Form 8-K (File No. 001-35711) filed with the Commission on October 30, 2012 and incorporated herein by reference).

Exhibit C                                             Merger, Contribution, Conveyance and Assumption Agreement by and among the Lehigh Gas Partners LP, Lehigh Gas GP LLC, Lehigh Gas Corporation, Lehigh Gas Wholesale LLC, Lehigh Gas Wholesale Services, Inc., LGP Realty Holdings GP LLC, LGP Realty Holdings LP, Lehigh Kimber Realty, LLC, Energy Realty OP LP, EROP — Ohio Holdings, LLC, Kwik Pik Realty — Ohio Holdings, LLC, Lehigh Gas — Ohio, LLC, Lehigh Gas Ohio II, LLC, Kwik Pik — Ohio Holdings, LLC, Kimber Petroleum Corporation, Kwik Pik — PA, LLC, Lehigh Kimber Realty II, LLC, Energy Realty OP II LP, EROP — Ohio Holdings II, LLC, Kwik Pik Realty — Ohio Holdings II, LLC, John B. Reilly, III and Joseph V. Topper, Jr. dated October 30, 2012 (attached as Exhibit 2.1 to the Partnership’s Current Report on Form 8-K (File No. 001-35711) filed with the Commission on October 30, 2012 and incorporated herein by reference).

Exhibit D                                             Underwriting Agreement by and among Lehigh Gas Partners LP, Lehigh Gas GP LLC, the general partner of the Partnership, Lehigh Gas Corporation, Joseph V. Topper, Jr., Lehigh Gas Wholesale LLC, Lehigh Gas Wholesale Services, Inc., LGP Realty Holdings GP LLC, LGP Realty Holdings LP, Lehigh Gas — Ohio, LLC, Lehigh Gas Ohio II, LLC, Kwik Pik — Ohio Holdings, LLC, Kimber Petroleum Corporation, Kwik Pik — PA, LLC and Raymond James & Associates, Inc., as representative of the several underwriters named therein, dated October 24, 2012 (attached as Exhibit 1.1 to the Partnership’s Current Report on Form 8-K (File No. 001-35711) filed with the Commission on October 30, 2012 and incorporated herein by reference).

Exhibit E                                             Registration Rights Agreement by and among Lehigh Gas Partners LP, Lehigh Gas Corporation, Joseph V. Topper, Jr., Kwik Pik — Ohio Holdings, LLC and Kimber Petroleum Corporation dated October 30, 2012 (attached as Exhibit 10.3 to the Partnership’s Current Report on Form 8-K (File No. 001-35711) filed with the Commission on October 30, 2012 and incorporated herein by reference).

Exhibit F                                               Letter Agreement by and between Joseph V. Topper, Jr. and KeyBank National Association dated October 30, 2012 (filed herewith).

CUSIP No. 524814 100

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 9, 2012	/s/ Joseph V. Topper, Jr.
Joseph V. Topper, Jr.

ENERGY REALTY PARTNERS, LLC

	By:	/s/ Joseph V. Topper, Jr.
	Name:	Joseph V. Topper, Jr.
	Title:	Sole Manager